Exhibit 99.2

UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT

FINANCIAL STATEMENTS OF THE UNITED STATES,

COLOMBIAN AND BRAZILIAN OPERATIONS OF

BROOKFIELD RENEWABLE PARTNERS L.P.

For the three and six months ended June 30, 2020 and 2019

and as of June 30, 2020 and December 31, 2019

UNAUDITED INTERIM CONDENSED COMBINED CARVE-

OUT FINANCIAL STATEMENTS OF THE UNITED STATES,

COLOMBIAN AND BRAZILIAN OPERATIONS OF

BROOKFIELD RENEWABLE PARTNERS L.P.

CONDENSED COMBINED CARVE-OUT STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	11	$147	$67
Restricted cash	12	179	125
Trade receivables and other current assets	13	328	413
Financial instrument assets	3	35	25
Due from related parties	17	192	181

		881	811
Financial instrument assets	3	5	2
Equity-accounted investments	10	338	348
Property, plant and equipment	6	20,699	22,306
Goodwill	9	715	821
Deferred income tax assets		3	3
Other long-term assets		29	47

Total Assets		$22,670	$24,338

Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$269	$316
Financial instrument liabilities	3	17	18
Due to related parties	17	219	189
Non-recourse borrowings	7	685	156

		1,190	679
Financial instrument liabilities	3	15	3
Non-recourse borrowings	7	4,978	5,505
Deferred income tax liabilities		2,911	3,139
Other long-term liabilities	15	254	270
Equity in Net Assets
Participating non-controlling interests – in operating subsidiaries	8	6,332	6,994
Equity in net assets attributable to parent company		6,990	7,748

Total Equity in Net Assets		13,322	14,742

Total Liabilities and Equity in Net Assets		$22,670	$24,338

The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements.

UNAUDITED INTERIM CONDENSED COMBINED CARVE-

OUT FINANCIAL STATEMENTS OF THE UNITED STATES,

COLOMBIAN AND BRAZILIAN OPERATIONS OF

BROOKFIELD RENEWABLE PARTNERS L.P.

CONDENSED COMBINED CARVE-OUT STATEMENTS OF INCOME

UNAUDITED (MILLIONS)		Three months ended June 30		Six months ended June 30
	Notes	2020	2019	2020	2019
Revenues		$474	$594	$1,070	$1,211
Other income		12	6	17	10
Direct operating costs		(203)	(194)	(416)	(398)
Management service costs		(26)	(18)	(46)	(33)
Interest expense	7	(83)	(98)	(174)	(193)
Share of earning from equity-accounted investments	10	—	3	1	6
Foreign exchange and unrealized financial instrument (loss) gain	3	(9)	4	26	11
Depreciation	6	(121)	(127)	(249)	(255)
Other		11	1	5	2
Income tax recovery (expense)
Current	5	4	(13)	(14)	(35)
Deferred	5	(7)	(19)	(17)	(36)

		(3)	(32)	(31)	(71)

Net income		$52	$139	$203	$290

Net income attributable to:
Participating non-controlling interests – in operating subsidiaries	8	$36	$68	$112	$152
Parent company		16	71	91	138

		$52	$139	$203	$290

The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements.

UNAUDITED INTERIM CONDENSED COMBINED CARVE-

OUT FINANCIAL STATEMENTS OF THE UNITED STATES,

COLOMBIAN AND BRAZILIAN OPERATIONS OF

BROOKFIELD RENEWABLE PARTNERS L.P.

CONDENSED COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended June 30		Six months ended June 30
	Notes	2020	2019	2020	2019
Net income		$52	$139	$203	$290
Other comprehensive income (loss) that will not be reclassified to net income
Actuarial loss on defined benefit plans		(3)	(4)	(5)	(7)
Deferred income taxes on above items		—	1	1	2

Total items that will not be reclassified to net income		(3)	(3)	(4)	(5)
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation		203	(6)	(1,265)	82
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	3	(14)	20	13	28
Reclassification adjustments for amounts recognized in net income	3	(15)	(6)	(35)	(4)
Deferred income taxes on above items		5	(1)	4	(2)

Total items that may be reclassified subsequently to net income		179	7	(1,283)	104

Other comprehensive income (loss)		176	4	(1,287)	99

Comprehensive income (loss)		$228	$143	$(1,084)	$389

Comprehensive income (loss) attributable to:
Participating non-controlling interests – in operating subsidiaries	8	$226	$49	$(505)	$212
Parent company		2	94	(579)	177

		$228	$143	$(1,084)	$389

The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements.

UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UNITED STATES, COLOMBIAN AND BRAZILIAN OPERATIONS OF BROOKFIELD RENEWABLE PARTNERS L.P.

CONDENSED COMBINED CARVE-OUT STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Participating non- controlling interest – in operating subsidiaries
UNAUDITED THREE MONTHS ENDED JUNE 30 (MILLIONS)	Equity in net assets attributable to parent company	Foreign currency translation	Revaluation surplus	Other	Total equity in net assets attributable to parent company		Total equity in net assets
Balance as at March 31, 2020	$1,519	$(1,717)	$7,272	$(1)	$7,073	$6,202	$13,275
Net income	16	—	—	—	16	36	52
Other comprehensive income (loss)	—	(9)	—	(5)	(14)	190	176
Capital contribution	50	—	—	—	50	4	54
Dividends declared and return of capital	(136)	—	—	—	(136)	(101)	(237)
Other	1	—	—	—	1	1	2

Change in period	(69)	(9)	—	(5)	(83)	130	47

Balance as at June 30, 2020	$1,450	$(1,726)	$7,272	$(6)	$6,990	$6,332	$13,322

Balance as at March 31, 2019	$2,019	$(966)	$6,666	$(7)	$7,712	$6,678	$14,390
Net income	71	—	—	—	71	68	139
Other comprehensive income (loss)	—	20	—	3	23	(19)	4
Dividends declared and return of capital	(143)	—	—	0	(143)	(175)	(318)
Other	(1)	—	—	0	(1)	(2)	(3)

Change in period	(73)	20	—	3	(50)	(128)	(178)

Balance as at June 30, 2019	$1,946	$(946)	$6,666	$(4)	$7,662	$6,550	$14,212

The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements.

UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UNITED STATES, COLOMBIAN AND BRAZILIAN OPERATIONS OF BROOKFIELD RENEWABLE PARTNERS L.P.

CONDENSED COMBINED CARVE-OUT STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

		Accumulated other comprehensive income				Participating non- controlling interest – in operating subsidiaries
UNAUDITED SIX MONTHS ENDED JUNE 30 (MILLIONS)	Equity in net assets attributable to parent company	Foreign currency translation	Revaluation surplus	Other	Total equity in net assets attributable to parent company		Total equity in net assets
Balance as at December 31, 2019	$1,538	$(1,061)	$7,272	$(1)	$7,748	$6,994	$14,742
Net income	91	—	—	—	91	112	203
Other comprehensive loss	—	(665)	—	(5)	(670)	(617)	(1,287)
Capital contribution	100	—	—	—	100	9	109
Dividends declared, return of capital and preferred share redemption	(277)	—	—	—	(277)	(167)	(444)
Other	(2)	—	—	—	(2)	1	(1)

Change in period	(88)	(665)	—	(5)	(758)	(662)	(1,420)

Balance as at June 30, 2020	$1,450	$(1,726)	$7,272	$(6)	$6,990	$6,332	$13,322

Balance as at December 31, 2018	$2,006	$(980)	$6,666	$(9)	$7,683	$6,613	$14,296
Net income	138	—	—	—	138	152	290
Other comprehensive income	—	34	—	5	39	60	99
Dividends declared and return of capital	(198)	—	—	—	(198)	(273)	(471)
Other	—	—	—	—	—	(2)	(2)

Change in period	(60)	34	—	5	(21)	(63)	(84)

Balance as at June 30, 2019	$1,946	$(946)	$6,666	$(4)	$7,662	$6,550	$14,212

The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements.

UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS OF THE UNITED STATES, COLOMBIAN AND BRAZILIAN OPERATIONS OF BROOKFIELD RENEWABLE PARTNERS L.P.

CONDENSED COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

UNAUDITED (MILLIONS)		Three months ended June 30		Six months ended June 30
	Notes	2020	2019	2020	2019
Operating activities
Net income		$52	$139	$203	$290
Adjustments for the following non-cash items:
Depreciation	6	121	127	249	255
Unrealized foreign exchange and financial instruments (loss) gain	3	9	(8)	(27)	(14)
Share of earnings from equity-accounted investments	10	—	(3)	(1)	(6)
Deferred income tax expense		7	19	17	36
Other non-cash items		(20)	(10)	(15)	(7)
Dividends received from equity-accounted investments	10	—	2	2	2
Changes in due to or from related parties		25	60	43	74
Net change in working capital balances		49	20	23	12

		243	346	494	642
Financing activities
Proceeds from non-recourse borrowings		206	374	371	402
Repayment of non-recourse borrowings		(187)	(178)	(308)	(199)
Capital contributions from non-controlling interests	8	4	—	9	—
Capital contribution from parent company		50	—	100	—
Dividends paid and return of capital to:
To non-controlling interests	8	(101)	(175)	(167)	(273)
To parent company		(136)	(130)	(236)	(185)
Repayments to related party	17	(29)	(109)	(58)	(178)

		(193)	(218)	(289)	(433)
Investing activities
Investment in property, plant and equipment	6	(52)	(28)	(73)	(50)
Proceeds from disposal of assets		11	—	11	—

Restricted cash and other		(15)	39	(54)	(12)

		(56)	11	(116)	(62)
Foreign exchange gain (loss) on cash		1	(1)	(9)	—

Cash and cash equivalents
Increase		(5)	138	80	147
Balance, beginning of period		152	103	67	94

Balance, end of period		$147	$241	$147	$241

Supplemental cash flow information:
Interest paid		$92	$112	$169	$189
Interest received		$2	$4	$7	$7
Income taxes paid		$10	$12	$22	$26

The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements.

UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT

FINANCIAL STATEMENTS OF THE UNITED STATES,

COLOMBIAN AND BRAZILIAN OPERATIONS OF

BROOKFIELD RENEWABLE PARTNERS L.P.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Unless the context indicates or requires otherwise, the terms “we”, “us”, and “the Business” means the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. Unless the context indicates or requires otherwise, the term “BEP” means Brookfield Renewable Partners L.P. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable” and “partnership” means Brookfield Renewable Partners L.P. and its controlled entities, which we also refer to as the parent company to the Business. The ultimate parent of the Business is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in the interim condensed combined carve-out financial statements.

Subsequent to June 30, 2020 Brookfield Renewable completed its previously announced distribution of shares of Brookfield Renewable Corporation (“BEPC”), a British Columbia corporation, to its unitholders. Prior to completing the special distribution, BEPC acquired the Business from certain of the partnership’s subsidiaries (excluding a 10% interest in certain Brazilian and Colombian operations, which continue to be held indirectly by BEP through its continued ownership of 10% of the common shares of BRP Bermuda Holdings I Limited). Brookfield Renewable directly and indirectly controlled the Business prior to the special distribution and continues to control BEPC subsequent to the special distribution through its interests in BEPC. Accordingly, we have reflected the Business and its financial position and results of operations using Brookfield Renewable’s carrying values prior to the special distribution.

The unaudited interim condensed combined carve-out financial statements presented herein reflect the carve-out statements of financial position, operating results, comprehensive income, changes in equity and cash flows of entities to be contributed to BEPC. BEPC was formed as a corporation established under the British Columbia Business Corporation Act and is a subsidiary of the parent company of the Business. The parent company’s head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

The unaudited interim condensed combined carve-out financial statements were approved by the Board of Directors of BEPC and authorized for issue on August 24, 2020.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The unaudited interim condensed combined carve-out financial statements represent a carve-out of the assets, liabilities, revenues, expenses, and cash flows of the Business that will be contributed to BEPC. These financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. Accordingly, certain information and footnote disclosures normally included in the annual audited combined carve-out financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

These unaudited interim condensed combined carve-out financial statements should be read in conjunction with the Business’s December 31, 2019 audited combined carve-out financial statements. The unaudited interim condensed combined carve-out financial statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2019 audited combined carve-out financial statements.

These interim condensed combined carve-out financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these unaudited interim condensed combined carve-out financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, R$ and COP are to United States (“U.S.”) dollars, Brazilian reais and Colombian pesos, respectively.

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The unaudited interim condensed combined carve-out financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These unaudited interim condensed combined carve-out financial statements include the accounts of the Business and its subsidiaries, which are the entities over which the Business has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the Business’s subsidiaries are shown separately in equity in the interim combined statements of financial position.

(c) Recently adopted accounting standards

Several amendments and interpretations apply for the first time in 2020, but do not have an impact on the combined carve-out financial statements of the Business. The Business has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.

3. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

RISK MANAGEMENT

The Business`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk and foreign currency risk), credit risk and liquidity risk. The Business uses financial instruments primarily to manage these risks.

COVID-19 pandemic has impacted business across the globe and the Business is monitoring its impact on the its operations. While it is difficult to predict how significant the impact of COVID-19 will be, the Business’s operations are highly resilient given the Business is an owner, operator and investor in one of the most critical sectors in the world and have a robust balance sheet with a strong investment grade rating. The Business generates revenues that are predominantly backed by long-term contracts with well diversified creditworthy counterparties. The majority of its assets can be operated from centralized control centers and our operators around the world have implemented contingency plans to ensure operations, maintenance and capital programs continue with little disruption.

There have been no other material changes in exposure to the risks the Business is exposed to since the December 31, 2019 audited combined carve-out financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

The following table presents the Business’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	June 30, 2020				December 31, 2019
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$147	$—	$—	$147	$67
Restricted cash(1)	190	—	—	190	144
Financial instrument assets(2)
Energy derivative contracts	—	30	—	30	27
Interest rate swaps	—	3	—	3	—
Foreign exchange swaps	—	7	—	7	—
Property, plant and equipment	—	—	20,699	20,699	22,306
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	—	(7)	—	(7)	(8)
Interest rate swaps	—	(25)	—	(25)	(4)
Foreign exchange swaps	—	—	—	—	(9)
Contingent consideration(3)	—	—	(21)	(21)	—
Liabilities for which fair value is disclosed:
Non-recourse borrowings	—	(6,266)	—	(6,266)	(6,117)

Total	$337	$(6,258)	$20,678	$14,757	$16,406

(1)	Includes both the current amount and long-term amount included in Other long-term assets.
(2)	Includes both current and long-term amounts.
(3)	Amount relates to acquisitions with obligations lapsing in 2021.

There were no transfers between levels during the six months ended June 30, 2020.

Financial instruments disclosures

The aggregate amount of the Business’ net financial instrument positions are as follows:

	June 30, 2020			December 31, 2019
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$30	$(7)	$23	$19
Interest rate swaps	3	(25)	(22)	(4)
Foreign exchange swaps	7	—	7	(9)

Total	40	(32)	8	6
Less: current portion	(35)	17	(18)	(7)

Long-term portion	$5	$(15)	$(10)	$(1)

(a) Energy derivative contracts

The Business has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. All energy derivative contracts are recorded in the Business’s unaudited interim condensed combined carve-out financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

Certain Brookfield Renewable subsidiaries that the Business controls, through a voting agreement, have entered into agreements appointing Brookfield Renewable as their agent in entering into certain derivative transactions with external counterparties. Pursuant to each Agreement, Brookfield Renewable was entitled to be reimbursed for any third party costs incurred in connection with the these derivative transactions. Substantially all of the Business’s energy contract derivatives are entered into pursuant to these agreements.

(b) Interest rate swaps

The Business has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the unaudited interim condensed combined carve-out financial statements at fair value.

(c) Foreign exchange swaps

The Business has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

Certain Brookfield subsidiaries that the Business controls, through a voting agreement, have entered into Master Hedge Agreements appointing Brookfield as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in foreign exchange. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred in connection with the these derivative transactions. Substantially all of the Business’s foreign exchange swaps are entered into pursuant to a Master Hedge Agreement.

The following table reflects the unrealized gains (losses) included in Foreign exchange and financial instrument in the condensed combined carve-out statements of income for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2020	2019	2020	2019
Energy derivative contracts	$(2)	$6	$10	$12
Interest rate swaps	9	(3)	9	(3)
Foreign exchange swaps	(13)	(2)	17	(7)
Foreign exchange (loss) gain	(3)	3	(10)	9

	$(9)	$4	$26	$11

The following table reflects the gains included in other comprehensive income in the condensed combined carve-out statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2020	2019	2020	2019
Energy derivative contracts	$(5)	$26	$34	$39
Interest rate swaps	(9)	(6)	(21)	(11)

	$(14)	$20	$13	$28

The following table reflects the reclassification adjustments recognized in net income in the condensed combined statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2020	2019	2020	2019
Energy derivative contracts	$(16)	$(7)	$(38)	$(7)
Interest rate swaps	1	1	3	3

	$(15)	$(6)	$(35)	$(4)

4. SEGMENTED INFORMATION

Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the United States, Colombian and Brazilian operations, manage operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.

Our operations are segmented by – 1) hydroelectric, 2) wind and 3) storage & other (solar, pumped storage, cogeneration and biomass) – with hydroelectric and wind further segmented by geography (i.e. United States, Colombia and Brazil). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities.

Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects the Business’s share from facilities which it accounts for using consolidation and the equity method whereby the Business either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides shareholders perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to the Business’s shareholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include the Business’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by the Business apportioned to each of the above-noted items.

The Business does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its combined carve-out financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent the Business’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish the Business’s legal claims or exposures to such items.

The Business reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.

In accordance with IFRS 8, Operating Segments, the Business discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. Except as it relates to proportionate financial information discussed above, the accounting policies of the reportable segments are the same as those described in Note 2 – Basis of preparation and significant accounting policies. The Business analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.

The Business uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items.

The Business uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles our proportionate results to the condensed combined carve-out statements of income on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2020.

	Attributable to Parent Company							Contribution from equity- accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind		Storage & Other	Total
(MILLIONS)	United States	Brazil	Colombia	United States	Brazil
Revenue	$145	$39	$45	$15	$2	$14	$260	$(11)	$225	$474
Other income	5	3	1	—	—	—	9	—	3	12
Direct operating costs	(55)	(10)	(26)	(5)	—	(8)	(104)	5	(104)	(203)
Share of adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	6	—	6

Adjusted EBITDA	95	32	20	10	2	6	165	—	124
Management service fees	(18)	(1)	(5)	(2)	—	—	(26)	—	—	(26)
Interest expense	(16)	(4)	(7)	(3)	—	(2)	(32)	2	(53)	(83)
Current income taxes	1	(2)	1	—	—	—	—	—	4	4
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	(75)	(75)

Funds From Operations	62	25	9	5	2	4	107	—	—
Depreciation	(39)	(16)	(5)	(8)	(1)	(5)	(74)	3	(50)	(121)
Unrealized foreign exchange and financial instrument gain	(3)	2	(3)	—	—	(1)	(5)	1	(5)	(9)
Deferred income tax recovery	—	—	(2)	—	—	—	(2)	—	(5)	(7)
Other	(11)	(4)	5	—	—	—	(10)	—	21	11
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	(4)	—	(4)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	39	39

Net income attributable to parent company	$9	$7	$4	$(3)	$1	$(2)	$16	$—	$—	$16

(1)

Share of earnings from equity-investments of nil is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $36 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles our proportionate results to the condensed combined carve-out statements of income on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2019.

	Attributable to Parent Company							Contribution from equity- accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind		Storage & Other	Total
(MILLIONS)	United States	Brazil	Colombia	United States	Brazil
Revenue	$187	$58	$56	$15	$3	$17	$336	$(13)	$271	$594
Other income	2	2	—	—	—	—	4	—	2	6
Direct operating costs	(56)	(18)	(21)	(5)	(1)	(9)	(110)	5	(89)	(194)
Share of adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	8	—	8

Adjusted EBITDA	133	42	35	10	2	8	230	—	184
Management service fees	(9)	(2)	(6)	(1)	—	—	(18)	—	—	(18)
Interest expense	(27)	(6)	(8)	(3)	(1)	(3)	(48)	2	(52)	(98)
Current income taxes	(1)	(3)	(2)	—	—	—	(6)	—	(7)	(13)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	(125)	(125)

Funds From Operations	96	31	19	6	1	5	158	—	—
Depreciation	(35)	(22)	(5)	(8)	(2)	(6)	(78)	3	(52)	(127)
Unrealized foreign exchange and financial instrument gain	—	4	(1)	—	—	—	3	—	1	4
Deferred income tax recovery	(12)	1	(2)	—	—	—	(13)	—	(6)	(19)
Other	1	—	—	—	—	—	1	—	—	1
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	(3)	—	(3)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	57	57

Net income attributable to parent company	$50	$14	$11	$(2)	$(1)	$(1)	$71	$—	$—	$71

(1)

Share of earnings from equity-investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $68 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles our proportionate results to the condensed combined carve-out statements of income on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2020.

	Attributable to Parent Company							Contribution from equity- accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind		Storage & Other	Total
(MILLIONS)	United States	Brazil	Colombia	United States	Brazil
Revenue	$331	$100	$105	$25	$4	$26	$591	$(23)	$502	$1,070
Other income	5	6	2	—	—	—	13	—	4	17
Direct operating costs	(113)	(27)	(52)	(10)	(1)	(14)	(217)	10	(209)	(416)
Share of adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	13	—	13

Adjusted EBITDA	223	79	55	15	3	12	387	—	297
Management service fees	(30)	(3)	(10)	(3)	—	—	(46)	—	—	(46)
Interest expense	(41)	(8)	(14)	(6)	—	(5)	(74)	4	(104)	(174)
Current income taxes	(1)	(4)	(3)	—	—	—	(8)	—	(6)	(14)
Share of interest and cash taxes from equity accounted investments	—	—	0	—	—	—	—	(4)	—	(4)
Share of Funds From Operations attributable to non-controlling interests	—	—	0	—	—	—	—	—	(187)	(187)

Funds From Operations	151	64	28	6	3	7	259	—	—
Depreciation	(75)	(35)	(11)	(17)	(3)	(10)	(151)	6	(104)	(249)
Unrealized foreign exchange and financial instrument gain	1	10	2	—	—	(2)	11	2	13	26
Deferred income tax recovery	(11)	2	(3)	1	—	—	(11)	—	(6)	(17)
Other	(14)	(8)	5	—	—	—	(17)	—	22	5
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	(8)	—	(8)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	75	75

Net income attributable to parent company	$52	$33	$21	$(10)	$—	$(5)	$91	$—	$—	$91

(1)

Share of earnings from equity-investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $112 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles our proportionate results to the condensed combined carve-out statements of income on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interest for the six months ended June 30, 2019.

	Attributable to Parent Company							Contribution from equity- accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind		Storage & Other	Total
(MILLIONS)	United States	Brazil	Colombia	United States	Brazil
Revenue	$365	$123	$118	$24	$6	$34	$670	$(27)	$568	$1,211
Other income	4	3	—	—	—	—	7	—	3	10
Direct operating costs	(110)	(35)	(45)	(10)	(2)	(19)	(221)	10	(187)	(398)
Share of adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	17	—	17

Adjusted EBITDA	259	91	73	14	4	15	456	—	384
Management service fees	(16)	(4)	(11)	(2)	—	—	(33)	—	—	(33)
Interest expense	(53)	(12)	(16)	(6)	(2)	(6)	(95)	5	(103)	(193)
Current income taxes	(3)	(6)	(6)	—	—	—	(15)	—	(20)	(35)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	(5)	—	(5)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	(261)	(261)

Funds From Operations	187	69	40	6	2	9	313	—	—
Depreciation	(71)	(44)	(10)	(16)	(4)	(12)	(157)	6	(104)	(255)
Unrealized foreign exchange and financial instrument gain	2	3	1	—	—	—	6	—	5	11
Deferred income tax recovery	(23)	2	(4)	1	—	—	(24)	—	(12)	(36)
Other	—	(1)	1	—	—	—	—	—	2	2
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	(6)	—	(6)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	109	109

Net income attributable to parent company	$95	$29	$28	$(9)	$(2)	$(3)	$138	$—	$—	$138

(1)

Share of earnings from equity-investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $152 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

The following table presents information on a segmented basis about certain items in the Business’s condensed combined carve-out statements of financial position:

	Attributable to Parent Company							Contribution from equity- accounted investments	Attributable to non-controlling interests	As per IFRS financials
	Hydroelectric			Wind		Storage & Other	Total
(MILLIONS)	United States	Brazil	Colombia	United States	Brazil
As at June 30, 2020
Cash and cash equivalents	$11	$13	$26	$1	$2	$3	$56	$(2)	$93	$147
Property, plant and equipment	7,293	1,407	1,536	487	106	580	11,409	(511)	9,801	20,699
Total assets	7,589	1,547	1,786	508	113	623	12,166	(201)	10,705	22,670
Total borrowings	2,012	158	413	200	22	191	2,996	(168)	2,835	5,663
Other liabilities	1,489	109	451	101	3	28	2,181	(33)	1,537	3,685
For the period ended June 30, 2020
Additions to property, plant and equipment	279	15	1	1	1	38	335	(5)	9	339
As at December 31, 2019
Cash and cash equivalents	$6	$7	10	$2	$1	$1	$27	$(1)	$41	$67
Property, plant and equipment	7,136	1,938	1,773	504	145	596	12,092	(520)	10,734	22,306
Total assets	7,426	2,017	2,145	517	155	633	12,893	(208)	11,653	24,338
Total borrowings	1,850	207	449	206	32	174	2,918	(168)	2,911	5,661
Other liabilities	1,395	161	527	103	2	40	2,228	(40)	1,747	3,935
For the period ended June 30, 2019
Additions to property, plant and equipment	23	12	1	1	—	3	40	(3)	23	60

Geographical Information

The following table presents consolidated revenue split by geographical region for the six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2020	2019	2020	2019
United States	$230	$282	$501	$556
Colombia	189	231	436	488
Brazil	55	81	133	167

	$474	$594	$1,070	$1,211

The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	June 30, 2020	December 31, 2019
United States	$12,528	$12,394
Colombia	6,370	7,353
Brazil	2,139	2,907

	$21,037	$22,654

5. INCOME TAXES

The Business’s effective income tax rate for the six months ended June 30, 2020 was 13% (2019: 20%). The effective tax rate differs from the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

6. PROPERTY, PLANT AND EQUIPMENT

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Storage & other(1)	Total(2)
As at December 31, 2019	$20,774	$1,299	$233	$22,306
Additions(3)	298	2	39	339
Items recognized through OCI Foreign exchange	(1,551)	(91)	(55)	(1,697)
Items recognized through net income Depreciation	(203)	(39)	(7)	(249)

As at June 30, 2020(4)	$19,318	$1,171	$210	$20,699

(1)	Includes biomass, cogeneration and solar.
(2)	Includes intangible assets of $8 million (2019: $10 million) and assets under construction of $241 million (2019: $181 million).
(3)	The Business exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana and recognized an $247 million adjustment to its corresponding right-of-use asset.
(4)

Includes right-of-use assets not subject to revaluation of $42 million (2019: $50 million) in our hydroelectric segment, $20 million (2019: $20 million) in our wind segment and $2 million (2019: $2 million) in our other segment.

7. BORROWINGS

Non-recourse borrowings

Non-recourse borrowings are typically asset-specific, long-term, and non-recourse borrowings. Non-recourse borrowings in the United States consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“US$ LIBOR”). The Business uses interest rate swap agreements in the United States to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.

It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR. This change is expected to become effective prior to December 31, 2021. As at June 30, 2020, none of the Business’s floating rate borrowings have been impacted by these reforms.

The composition of non-recourse borrowings is presented in the following table:

	June 30, 2020				December 31, 2019
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings
Hydroelectric(1)	6.1	9	$5,154	$5,664	6.1	9	$5,153	$5,525
Wind	4.9	11	494	556	5.1	11	530	578
Storage & other	5.3	1	46	46	7.0	16	14	14

Total	6.0	9	$5,694	$6,266	6.1	9	$5,697	$6,117

Add: Unamortized premiums(2)			1				2
Less: Unamortized financing fees(2)			(32)				(38)
Less: Current portion			(685)				(156)

			$4,978				$5,505

(1)

Includes a lease liability $554 million associated with a hydroelectric facility included in property, plant and equipment, at fair value, which is subject to revaluation. During the quarter, the Business exercised the buy out option related to this lease liability. The transaction is expected to close in 2020.

(2)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

In March 2020, the Business completed a refinancing of COP 200 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 2.36% and matures in March 2027.

In April 2020, the business completed a refinancing of COP 487 billion ($121 million). The debt bears interest at the applicable base rate plus a margin of 3.3% and matures in February 2032.

In May 2020, the Business completed a bridge financing totaling R$250 million ($46 million) associated with a solar development project in Brazil. The loan bears interest at a fixed rate of 5.3% and matures in 2021. The debt is included in the Storage & other segment.

8. NON-CONTROLLING INTERESTS

The net change in non-controlling interests is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Isagen institutional investors	Isagen public non- controlling interests	The Catalyst Group	Other	Total
As at December 31, 2018	$900	$1,695	$1,641	$—	$2,212	$15	$124	$26	$6,613
Net income	—	—	66	—	154	1	17	3	241
Other comprehensive income (loss)	46	114	228	—	266	2	(41)	1	616
Capital contribution	—	2	—	—	—	(2)	—	2	2
Dividends declared and return of capital	(24)	(57)	(123)	—	(259)	(1)	(11)	(7)	(482)
Other	—	2	1	—	2	(2)	—	1	4

As at December 31, 2019	$922	$1,756	$1,813	$—	$2,375	$13	$89	$26	$6,994
Net income	(5)	1	28	5	60	—	14	9	112
Other comprehensive income (loss)	(38)	(118)	(139)	(1)	(312)	(2)	—	(7)	(617)
Capital contribution	—	—	—	9	—	—	—	—	9
Dividends declared and return of capital	(5)	(24)	(41)	—	(81)	—	(9)	(7)	(167)
Other	2	1	—	—	2	(1)	(1)	(2)	1

As at June 30, 2020	$876	$1,616	$1,661	$13	$2,044	$10	$93	$19	$6,332

Interests held by third parties	75%-80%	43%-60%	23%-71%	75%	53%	0.4%	25%	21%-30%

9. GOODWILL

The following table provides a reconciliation of goodwill:

(MILLIONS)	Total
Balance, as at December 31, 2019	821
Foreign exchange	(106)

Balance, as at June 30, 2020	$715

10. EQUITY-ACCOUNTED INVESTMENTS

The following are the Business’s equity-accounted investments for the six months ended June 30, 2020:

(MILLIONS)
Opening balance	$348
Share of net income	1
Dividends received	(2)
Foreign exchange translation and other	(9)

Ending balance	$338

The following table summarizes gross revenues and net income of equity-accounted investments in aggregate:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2020	2019	2020	2019
Revenue	$22	$27	$46	$55
Net income	—	6	2	12
Share of net income(1)	—	3	1	6

(1)	The Business’s ownership interest is 14-50%.

The following table summarizes gross assets and liabilities of equity-accounted investments in aggregate at 100% to the Business:

(MILLIONS)	June 30, 2020	December 31, 2019
Current assets	$51	$59
Property, plant and equipment	1,024	1,043
Other assets	3	11
Current liabilities	(43)	(54)
Non-recourse borrowings	(359)	(358)
Other liabilities	—	(5)

11. CASH AND CASH EQUIVALENTS

The Business’s cash and cash equivalents are as follows:

(MILLIONS)	June 30, 2020	December 31, 2019
Cash	$134	$55
Short-term deposits	13	12

	$147	$67

12. RESTRICTED CASH

The Business’s restricted cash is as follows:

(MILLIONS)	June 30, 2020	December 31, 2019
Operations	$85	$84
Credit obligations	58	45
Development projects	47	15

Total	190	144
Less: non-current	(11)	(19)

Current	$179	$125

13. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

The Business’s trade receivables and other current assets are as follows:

(MILLIONS)	June 30, 2020	December 31, 2019
Trade receivables	$222	$285
Prepaids and others	92	107
Other short-term receivables	14	21

	$328	$413

The Business receives payment monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Business’s accounts payable and accrued liabilities are as follows:

(MILLIONS)	June 30, 2020	December 31, 2019
Accounts payable	$52	$66
Operating accrued liabilities	133	147
Interest payable on non-recourse borrowings	26	33
Other	58	70

	$269	$316

15. OTHER LONG-TERM LIABILITIES

The composition of the Business’s other long-term liabilities is presented in the following table:

(MILLIONS)	June 30, 2020	December 31, 2019
Pension obligations	$78	$77
Acquisition related provisions	60	65
Lease liability	58	66
Decommissioning retirement obligations	16	16
Concession payment liability	5	6
Due to related parties	1	2
Other	36	38

	$254	$270

16. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

In the normal course of operations, the Business will enter into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.

The Business, alongside institutional partners, entered into a commitment to invest approximately $37 million to acquire a 210 MW solar development portfolio in Brazil. The transaction is expected to close in the third quarter of 2020, subject to customary closing conditions, with the Business expected to hold a 25% interest.

Subsequent to quarter end, the Business, alongside institutional partners, entered into a commitment to acquire a 1,200 MW solar development portfolio in Brazil for approximately $50 million, which will be targeted for completion in early 2023. The transaction is expected to close in the fourth quarter of 2020, subject to customary closing conditions, with the Business expected to hold a 25% interest.

An integral part of the Business’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the Business’s profile. In the normal course of business, the Business has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.

Contingencies

The Business is subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the Business’s financial position or results of operations.

The Business’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Letters of credit issued by the Business’s subsidiaries as at June 30, 2020 were $221 million (2019: $257 million)

Guarantees

In the normal course of operations, the Business executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. The Business has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the Business from making a reasonable estimate of the maximum potential amount that the Business could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

In connection with the special distribution completed on July 30, 2020, LATAM Holdco and Canada SubCo, each a subsidiary of the Business, fully and unconditionally guaranteed (i) medium term notes issued and payable by Brookfield Renewable Partners ULC, a finance subsidiary of Brookfield Renewable, (ii) the senior preferred shares of Brookfield Renewable Power Preferred Equity Inc., (iii) certain preferred units of Brookfield Renewable, and (iv) the obligations of Brookfield Renewable under its bilateral credit facilities.

17. RELATED PARTY TRANSACTIONS

The Business`s related party transactions are recorded at the exchange amount. The Business`s related party transactions are primarily with Brookfield Renewable and Brookfield Asset Management.

Since inception, our parent company has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield Asset Management. The

Master Services Agreement was amended in connection with the completion of the special distribution to include BEPC as a service recipient.

The following table reflects the related party agreements and transactions in the unaudited interim condensed combined carve-out statements of income:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2020	2019	2020	2019
Revenues
Power purchase and revenue agreements	$100	$124	$226	$229
Direct operating costs
Energy purchases	$(2)	$(2)	$(5)	$(4)
Energy marketing & other services	(6)	(14)	(12)	(23)
Insurance expense(1)	(5)	(4)	(10)	(9)

	$(13)	$(20)	$(27)	$(36)
Management service costs
Management services agreement	$(26)	$(18)	$(46)	$(33)

(1)

Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of the Business. The fees paid to the subsidiary of Brookfield Asset Management for the three and six months ended June 30, 2020 and 2019 were less than $1 million.

18. SUBSEQUENT EVENTS

Special Distribution of Brookfield Renewable Corporation

On July 30, 2020, the partnership completed the “special distribution” whereby holders of BEP units as of July 27, 2020 (the “Record Date”) received one Class A subordinated voting exchangeable share of BEPC (“BEPC exchangeable share”) for every four BEP units held. Immediately prior to the special distribution, the partnership received BEPC exchangeable shares through a distribution by Brookfield Renewable Energy L.P. (“BRELP”), or the BRELP Distribution, of the BEPC exchangeable shares to all the holders of its equity units and to its general partners. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries (other than entities within Brookfield Renewable) received approximately 33.1 million BEPC exchangeable shares and (ii) the partnership received approximately 44.7 million BEPC exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, but prior to the TERP acquisition, (i) holders of BEP units held approximately 42.8% of the issued and outstanding BEPC exchangeable shares of our company, (ii) Brookfield and its affiliates held approximately 57.2% of the issued and outstanding BEPC exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in our company, and all of the issued and outstanding class C non-voting shares, or class C shares, of our company, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of the BEPC exchangeable shares and class B shares. Holders of BEPC exchangeable shares hold an aggregate 25.0% voting interest in our company.

Prior to the completion of the special distribution on July 30, 2020, BEPC acquired the Business.

Prior to the completion of the special distribution, and as further described in the BEPC prospectus dated June 29, 2020 and the BEPC registration statement on Form F-1/F-4, as amended, which was declared effective on June 29, 2020, BEPC entered into the following agreements:

i)	Credit Support

Two direct and indirect wholly-owned subsidiaries of BEPC fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc., or BRPPE, as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRPPE, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, and (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable.

ii)	Subordinated Credit Facilities

A wholly-owned subsidiary of BEPC entered into two credit agreements with Brookfield Renewable, one as borrower and one as lender, each providing for a ten-year revolving $1.75 billion credit facility to facilitate the movement of cash within Brookfield Renewable. One credit facility permits BEPC to borrow up to $1.75 billion from Brookfield Renewable and the other constitutes an operating credit facility that permits Brookfield Renewable to borrow up to $1.75 billion from BEPC. The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. Each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.

iii)	Equity Commitment Agreement

Brookfield Renewable provided BEPC an equity commitment in the amount of $1 billion. The equity commitment may be called by BEPC in exchange for the issuance of a number of class C shares to Brookfield Renewable, corresponding to the amount of the equity commitment called divided by the volume-weighted average of the trading price for one BEPC exchangeable share on the principal stock exchange on which BEPC exchangeable shares are listed for the five (5) days immediately preceding the date of the call. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Renewable continues to control BEPC and has the ability to elect a majority of the BEPC board of directors. The rationale for the equity commitment is to provide our company with access to equity capital on an as-needed basis and to maximize our flexibility. Pursuant to the equity commitment, Brookfield Renewable has also agreed not to declare or pay any distribution on the BEP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares.

iv)	Management Services Agreement

Wholly-owned subsidiaries of Brookfield (“Service Providers”) provide management services to the Business pursuant to the partnership’s existing master services agreement, (the “Master Services Agreement”), which was amended in connection with the completion of the special distribution. There is no increase to the Base Management Fee (as defined below) and incentive distribution fees currently paid by the partnership, though BEPC will be responsible for reimbursing the partnership or its subsidiaries, as the case may be, for BEPC’s proportionate share of the Base Management Fee (as defined below). Pursuant to the Master Services Agreement, in exchange for the management services provided to us by the Service Provider, we pay an annual management fee (the “Base Management Fee”) to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the total capitalization value of Brookfield Renewable exceeds an initial reference value. In the event that the measured total capitalization value of Brookfield Renewable in a given period is less than the initial reference value, the Service Providers will receive only the Base Management Fee of $20 million annually (subject to an annual escalation by the specified inflation factor described above). The Base Management Fee is calculated and paid on a quarterly basis.

v)	BEPC Voting Agreements

BEPC entered into voting agreements with Brookfield (“BEPC Voting Agreements”) to provide BEPC with control over certain of the entities through which BEPC holds interests in its operating subsidiaries. Pursuant to the BEPC Voting Agreements, voting rights with respect to any of the applicable entities will be voted in accordance with the direction of BEPC with respect to certain matters, including the election of directors. As a result, BEPC controls and consolidates the applicable entities from an accounting point of view.

vi)	Registration Rights Agreement

BEPC entered into a Registration Rights Agreement with BEP and Brookfield, pursuant to which BEPC agreed that, upon the request of Brookfield Asset Management, BEPC will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any BEPC exchangeable shares held by Brookfield Asset Management. BEPC has agreed to pay certain expenses in connection with such registration and sales and will indemnify Brookfield Asset Management for material misstatements or omissions in the registration statement or prospectus.

Acquisition of TerraForm Power

On July 31, 2020, following the special distribution, BEPC completed the TerraForm Power Inc. (“TERP” or “TerraForm Power”) acquisition, pursuant to which BEP and BEPC acquired all of the public TERP shares in exchange for 37,035,241 BEPC exchangeable shares and 4,034,469 BEP units.

After giving effect to the special distribution and the TERP acquisition, Brookfield and its affiliates, including Brookfield Renewable, through its ownership of BEPC exchangeable shares and class B shares, holds an approximate 84.7% voting interest in BEPC. Holders of BEPC exchangeable shares, excluding Brookfield and its affiliates and Brookfield Renewable, hold an approximate 15.3% aggregate voting interest in BEPC. As at August 24, 2020, BEPC’s capital structure is comprised of 114,828,356 BEPC exchangeable shares, 110 class B shares and 126,400,000 class C shares.

Concurrent with the closing of the TERP acquisition, Brookfield and Brookfield Renewable Partners L.P. entered into voting agreements with BEPC, giving BEPC a number of voting rights with respect to the TERP common stock held by BEP and its affiliates other than BEPC, including the authority to direct the election of the directors of TERP. As a result, BEPC controls TerraForm Power and consolidates TerraForm Power from an accounting point of view.